EXHIBIT 99.1

NEWS RELEASE
BROOKFIELD PROPERTIES REFINANCES
ONE LIBERTY PLAZA
$850 Million, 10-Year Term
NEW YORK, August 13, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced the completion of the refinancing of One Liberty Plaza in Lower Manhattan with an $850 million, non-recourse 10-year loan. The financing was completed with Goldman Sachs at a fixed rate of 6.139%, repaying a $397 million loan at a fixed rate of 6.75%. The proceeds will be used for general corporate purposes.
“This financing accomplishes one of our major capital initiatives for the year,” commented Ric Clark, President and CEO of Brookfield Properties. “Notwithstanding the current nervous credit environment, this financing shows the market’s appreciation for high-quality premier assets such as One Liberty Plaza.”
One Liberty Plaza is a 2.2 million square foot office tower prominently located in the heart of the New York City’s financial district at Liberty Street and Broadway. The 54-story steel and glass tower offers sweeping views of New York Harbor and the five boroughs, soaring above the newly-renovated Zuccotti Park, which received the 2007 American Institute of Architects Merit Award. Major tenants include Cleary Gottlieb Steen and Hamilton, the National Association of Securities Dealers, Scotiabank and Zurich Insurance.
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One of North America’s largest commercial real estate companies, Brookfield Properties Corporation owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 113 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in 15 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.